40-33

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: ckrus@sablaw.com



1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com



April 18, 2003

VIA COURIER

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

Re: Civil Action Documents Filed on Behalf of Allied Capital Corporation—File No. 811-02708

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Reply to Plaintiff's Memorandum of Law in Opposition to Motion to Dismiss filed in In Re: Allied Capital Corp. Securities Litigation (Case No. 02 CV 3812, filed in the United States District Court for the Southern District of New York), a civil action involving the Company and certain officers of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Steven Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,



Cynthia M. Krus

Enclosure
cc: Ms. Suzanne V. Sparrow/Allied Capital Corporation
Steven B. Boehm, Esq./SAB

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE ALLIED CAPITAL CORPORATION SECURITIES LITIGATION	:	Civil Action No. 02 CV 3812 (GEL)


RECEIVED
FEB 21 2003
U.S.D.C. S.D. N.Y.
CASHIERS

REPLY TO PLAINTIFFS' MEMORANDUM OF LAW IN OPPOSITION TO MOTION TO DISMISS

WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, D.C. 20037
Tel: 202-663-6000
Fax: 202-230-6363

Attorneys for Defendants Allied Capital Corporation, William L. Walton, and Penni F. Roll

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES AND REGULATIONS

MISCELLANEOUS

PRELIMINARY STATEMENT

Plaintiffs' Memorandum of Law in Opposition to Motion to Dismiss[1/] ignores most of the arguments we set forth in our Brief and relies on transparent mischaracterizations of various documents and communications to respond to the rest. The arguments plaintiffs have ignored are alone sufficient to compel dismissal of the Complaint; furthermore, review of the documents on which plaintiffs rely reveals that their remaining arguments are without factual basis. The Complaint should therefore be dismissed, and because plaintiffs do not suggest how to cure the defects in their Complaint, the dismissal should be with prejudice. *See Gabriel Capital, L.P. v. NatWest Fin., Inc.*, 137 F. Supp. 2d 251, 270 (S.D.N.Y. 2000).

Plaintiffs have simply ignored two of the grounds for the dismissal laid out in our Brief:

- We reviewed plaintiffs' allegations relating to specific holdings in Allied's portfolio and showed that plaintiffs had not alleged facts sufficient to permit an inference that any of them was overvalued. *See* Allied Br. at 7-10, 14-18. Plaintiffs do not say a word in response to this showing, which was central to our Motion and is enough to require dismissal of the Complaint.[2/]

- We showed that, even if plaintiffs' allegations were assumed to be true, Allied disclosed its purportedly improper valuation method, thus precluding a claim of fraud. *See* Allied Br. at 11-13. Plaintiffs do not deny this proposition—indeed, they concede that Allied disclosed all along how it was valuing its holdings, *see* Opp. at 18—but argue that disclosure does not matter (to a fraud claim!). In their view, there was no disclosure that this method led to overvaluation of holdings. *Id.* But, as noted in the preceding point, *plaintiffs have not properly alleged that there was in fact any overvaluation.* Moreover, having conceded that Allied disclosed its allegedly noncompliant valuation method, plaintiffs cannot construct a fraud claim out of a purported failure to calculate the asset

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1/ For convenience, we will refer to plaintiffs' Memorandum of Law in Opposition to Motion to Dismiss as the "Opposition" or "Opp." Our Memorandum in Support of the Motion to Dismiss will be the "Brief" or "Allied Br." The Consolidated Amended Complaint will be the "Complaint" or "Cmplt."

2/ Plaintiffs instead simply reproduce verbatim the Complaint's insufficient allegations concerning Allied's investments, Opp. at 6-7, without in any way addressing the inadequacies described in our Brief. For the reasons stated in our Brief, plaintiffs have failed to "specify the statements that the plaintiff contends were fraudulent . . . and [] explain why the statements were fraudulent." *Acito v. IMCERA Group*, 47 F.3d 47, 51 (2d Cir. 1995).

values under each method and then to reconcile the supposed differences between the results of the two methods.

The core of plaintiffs' Opposition is that Allied has purportedly admitted that its valuation policy violates the Investment Company Act of 1940 and that both materiality and scienter flow from this supposed admission. They claim that Allied has made this admission in its public filings, in a "White Paper,"[3/] and in our Brief, and that an SEC staff member rejected Allied's method. Opp. at 11-14. Unfortunately, the documents on which plaintiffs rely do not contain any such admission of non-compliance, knowing or otherwise. Plaintiffs have simply misdescribed the documents upon which they rely in order to make this claim.[4/] The Argument that follows explains the deficiencies in plaintiffs' Opposition.

ARGUMENT

I. PLAINTIFFS ASSERT NO FACTUAL BASIS FOR PLEADING THAT ALLIED'S VALUATION POLICIES DELIBERATELY VIOLATE GAAP

This Court is entitled to consider the documents plaintiffs cite in the Complaint as purportedly showing that Allied has deliberately flouted applicable GAAP valuation requirements. *See San Leandro Emergency Med. Group Profit Sharing Plan v. Philip Morris Cos.*, 75 F.3d 801, 808-09 (2d Cir. 1996). Those documents consist of Allied's public filings, comments made by Allied's Chief Operating Officer ("COO"), Allied's February 2002 presentation at a conference of business development corporations ("BDCs"), and our Brief.

3/ *See* J. Sweeney and P. Roll, *Valuation of Illiquid Securities Held by Business Development Companies – A White Paper* (February 2002) (the "White Paper").

4/ Plaintiffs similarly mischaracterized a document in their Complaint, when they claimed that a filing by Allied in *In re Startec Global Communications* admitted that Allied's Debtor in Possession loan to *Startec* had no value. Cmplt. ¶¶ 28(b)(8), 31(b)(8), 41(b)(6). Our Brief attached the document in question and showed that it stated quite the opposite of what plaintiffs represented to the Court. Allied Br. at 17. Plaintiffs did not respond in their Opposition; instead they simply repeated their mischaracterization without explanation. Opp. at 6-7.

Allied's financial statements certainly do not "admit . . . noncompliant methodology." To the contrary, they state that "[t]he Company determines fair value to be the amount for which the investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale." 2001 Form 10-K at 8-9. That standard is identical not only to section 2.28 of the American Institute of Certified Public Accountants' ("AICPA") *Audit and Accounting Guide for Investment Companies* (May 1, 2002) ("AICPA Guide") and to the Securities and Exchange Commission's ("SEC") Accounting Series Release 118, 1970 WL 5621 (Dec. 1970) ("ASR 118"), but also to the standards with which plaintiffs claim Allied must comply, *see* Cmplt. ¶ 49-50, 56, 57(e); Opp. at 11.[5]

The COO's comments quoted in the Complaint are also consistent with Allied's 10-K disclosure, the AICPA's guidance, and ASR 118. All propound "current sale" value (in contrast to a forced or fire sale valuation model, *see* Cmplt. ¶ 56) as central to determining fair value of BDCs' investment assets.[6]

Perhaps the clearest demonstration of the inaccuracy of plaintiffs' characterizations is the White Paper they cite in the Complaint (¶¶ 51, 55) and, indirectly, in their brief, Opp. at 11 (citing to ¶ 55 of Complaint). We have provided the Court a copy of the White Paper, as Exhibit 1 to the Supplemental Declaration of Christopher Davies ("Supplemental Davies Declaration"). The White Paper was presented in February 2002, in the middle of the class period. *See* White Paper at 1. Rather than endorsing noncompliance with GAAP (as the plaintiffs claim), the White Paper is a thoughtful examination of the conceptual difficulties of determining the "current sale"

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[5] Plaintiffs concede, as they must, that the AICPA's standard is GAAP. *See* Opp. at 15 n.8.

[6] *See* ASR 118 at *4 (noting that GAAP does not set a "single standard for determining 'fair value . . . in good faith,'" but "as a general principle, the current 'fair value' of an issue of securities . . . [is] the amount [] the owner might reasonably expect to receive for them upon their current sale.").

price of illiquid investments for which no regular market exists. The White Paper cites the relevant requirements of the 1940 Act, *id.* at 4, reviews the SEC's interpretive guidance (which was issued years before there was such a thing as a BDC, *id.* at 4) and the AICPA's guidance, *id.* at 8-9, and explains how the Small Business Administration ("SBA") addresses similar issues relating to similar investments. *Id.* at 9-13. It finds the SBA guidance most useful and recommends that BDCs adopt policies that encompass that guidance in performing the "fair value" analysis required by the 1940 Act. *Id.* at 14. It is anything but a flouting of the 1940 Act. Rather, it is a discussion of how best to *apply* the language of that statute to investments that do not have a readily ascertainable "current sale" price.[7/] The White Paper never purports to reflect Allied's actual valuation policy and explicitly notes that its "purpose . . . is to analyze valuation methodologies and the application of fair value accounting for purposes of accounting for the investment portfolios of . . . BDCs . . . ." White Paper at 2.

Finally, plaintiffs utterly mischaracterize our Brief. Plaintiffs represent to the Court that "Defendants have taken the position that Allied is exempt from the 1940 Act . . . and that their SBA-like accounting practices are more appropriate for Allied's portfolios. *See* Defs' Brief at 12." Opp. at 13. Our Brief says nothing of the sort. In fact, at page 12 our Brief summarizes *plaintiffs'* arguments and denies: (1) the validity of plaintiffs' theory, (2) that Allied committed any regulatory violation, and (3) that a regulatory violation amounts to fraud. *See* Allied Br. at

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[7/] Plaintiffs' long quotation from the conversation between Douglas Scheidt and David Einhorn does not explicitly or implicitly suggest that the SBA factors could not be considered in fair valuing illiquid assets; nor does it discuss Allied. *See* Cmplt. ¶ 56. In the quoted portion of the conversation, Einhorn is the only one to mention the SBA, and he characterizes its policy as "more of an impairment test as investments go bad." *Id.* Scheidt then responds to Einhorn's characterization rather than to actual SBA criteria. In any event, plaintiffs' innuendo aside, there is no suggestion that Scheidt intended to or was addressing Allied's actual accounting practices.

12. It repeatedly *denies* the proposition plaintiffs assert. We cannot understand how plaintiffs can in good faith have so badly misread our Brief.

Examination of the documents upon which plaintiffs rely clarifies what their claim is about. The governing GAAP standard—and Allied's disclosed valuation policy—turns on "current sale" value "other than in a forced or liquidation sale." AICPA Guide § 2.28. Determining current sale value of an illiquid asset is subjective and, in the words of the SEC, "can accommodate many different considerations, including the incorporation of a variety of sources of information."[8] Allied's disclosures, its COO's public statements, and the opinions expressed in the White Paper clearly set forth the considerations Allied believes should be relevant to valuing of illiquid assets for which no market exists. Allied has not flouted any governing law. To the contrary, Allied has provided transparency to the considerations behind its board of directors' good faith valuation. Plaintiffs' allegations are nothing more than disagreement with the criteria Allied believes relevant to fair valuation of illiquid securities.

Plaintiffs have *not* alleged fraud. Allied's filings and the other documents on which plaintiffs rely clearly show that Allied recognizes "current sale" as the governing standard and has disclosed how it determines "current sale" value. Plaintiffs' disagreement with how Allied concedes it applies the test cannot constitute fraud (particularly where the relevant SEC GAAP guidance itself states that it sets no "single standard," *see* ASR 118 at *4): "The language of §10(b) gives no indication that Congress meant to prohibit any conduct not involving manipulation or deception." *Santa Fe Indus., Inc. v. Green*, 430 U.S. 462, 473 (1977).

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[8] Letter from Douglas Scheidt, Assoc. Dir. and Chief Counsel, Div. of Investment Mgmt., Securities and Exchange Commission, to Craig S. Tyle, General Counsel, Investment Company Institute (Dec. 8, 1999), at http://www.sec.gov/divisions/investment/guidance/tyle120899.

Moreover, even if plaintiffs could show that Allied applied the wrong standard—which they cannot—the Complaint still would not have alleged a factual basis for inferring that Allied overvalued any investment. As our Brief showed, the fragmentary and incoherent allegations concerning Allied's portfolio holdings are insufficient to imply that the valuations were inaccurate, much less fraudulent. *See* Allied Br. at 13-18. Plaintiffs never address this point.

II. A PURPORTED GAAP VIOLATION DOES NOT ESTABLISH FRAUD

Plaintiffs' Opposition is founded on the assertion that a purported failure to follow GAAP constitutes fraud; indeed, that is their very first argument. *See* Opp. at 11-13. In plaintiffs' view, "[s]imply making a public statement that a company is disregarding the applicable law does not absolve that company from the consequences of not following the law." *Id.* at 12.

Plaintiffs are clearly wrong. First, as noted above, the Supreme Court has made clear that deception is an essential element of fraud. Second, both case law and SEC pronouncements hold that a GAAP violation alone does not suffice to show fraud.[9] There are, of course, many "consequences [to] not following the law." *Id.* But, in the absence of misrepresentation or deception, a fraud claim is not among them.

III. PLAINTIFFS HAVE NOT PROPERLY ALLEGED MATERIALITY

Plaintiffs posit two theories of materiality: (1) Allied's purported overvaluation of 15% of its portfolio and (2) the 10% drop in Allied's stock price following publication of Einhorn's allegation that Allied was engaged in fraud. Neither theory satisfies Rule 9(b) and the PSLRA.

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[9] *See Serabian v. Amoskeag Bank Shares, Inc.*, 24 F.3d 357, 362 & n.5 (1st Cir. 1994) ("Nothing in the complaint suggests . . . fraud[], even if . . . [there] was a violation of [GAAP]"); *In re Parnassus Invs.*, Rel. No. ID-131, 1998 WL 558996, at *23 (Sept. 3, 1998) (holding that technical violation of ASR 118 is not a fraud); *accord Chill v. General Elec. Co.*, 101 F.3d 263, 270 (2d Cir. 1996). Plaintiffs apparently could not identify a case to the contrary. *See* Opp. at 23 n.21 (citing cases holding GAAP violation "may" be false and misleading statement).

Plaintiffs' first materiality argument is simply bad logic: they have at most attempted to plead that 15% of the assets in Allied's portfolio were overvalued but not that Allied's asset were overvalued by 15%. *See* Opp. at 17 n.10 (in fact, as noted above, they have not in fact properly pled that *any* asset was overvalued). Plaintiffs must plead a factual basis supporting materiality, but they have not even attempted to quantify the alleged overvaluation. While plaintiffs suggest that they need not quantify the magnitude of the alleged overvaluation, *see* Opp. at 18 n.10, their argument is contrary to the law of every circuit that has addressed the issue.[10]

Plaintiffs' second materiality argument is premised on another illogical inference. They argue that the 10% decline in Allied's stock price on the day after a short-seller accused Allied of overvaluing certain of its holdings substantiates the materiality of Allied's allegedly improper accounting policies. *See* Opp. at 17. Plaintiffs, however cannot rely on stock price movements that support their theory while disregarding contrary data. Though the market might have reacted momentarily to Einhorn's accusation, it almost immediately corrected itself: as explained in our opening Brief, within two weeks of Einhorn's announcement Allied's stock price was trading near its earlier level (while the rest of the market had declined), and in the months that followed it continued to outperform the market. *See* Allied Br. at 19 & n.20; Ex. 6 to Davies Declaration. Had the market endorsed the materiality of Einhorn's allegations (given that he alleged pervasive noncompliance with GAAP, *see* Cmplt. ¶ 5), the stock price would not have rebounded so quickly (indeed it should have settled at some new equilibrium at a discount

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[10] *See Decker v. Massey-Ferguson, Ltd.*, 681 F.2d 111, 116 (2d Cir. 1982) (holding that failure to plead "approximate figures at which [allegedly overvalued assets] should have been carried" was fatal to fraud claim); *Schick v. Ernst & Young*, 141 F.R.D. 23, 27 (S.D.N.Y. 1992) (fraud charge does not satisfy Fed. R. Civ. P. 9(b) when it "fails to allege the amount of the purported overstatement"); *see also In re Vantive Corp. Sec. Litig.*, 283 F.3d 1079 (9th Cir. 2002); *Gross v. Summa Four*, 93 F.3d 987, 996 (1st Cir. 1996); *Serabian*, 24 F.3d at 362 n.5; *Shushany v. Allwaste, Inc.*, 992 F.2d 517, 522 (5th Cir. 1993); *Roots P'ship v. Land's End, Inc.*, 965 F.2d 1411, 1419 (7th Cir. 1992).

to its former price and to the market). The Court should not excuse plaintiffs from properly pleading materiality merely because a short-seller was able temporarily to spook the market, especially where the movement of Allied's stock price—upon which plaintiffs have chosen to rely—does not support their inference.[11]

IV. PLAINTIFFS HAVE NOT PROPERLY ALLEGED SCIENTER

Plaintiffs apparently assume that they can avoid dismissal by invoking the right mantra regarding defendants' state of mind. The Complaint is consequently rife with catch-phrases like "actual knowledge," "reckless disregard," and "directly involved in the day-to-day operations," but neither their Opposition nor their Complaint alleges facts to back up those catch-phrases.

A. Actual or Imputed Knowledge

Plaintiffs assert that: the defendants acted with "actual knowledge or reckless disregard of information contrary to Allied's public statements," Opp. at 20; they "knew that this methodology was contrary to the 1940 Act," *id.*; and the relevant facts "generally are so well known to a company's senior executives that knowledge may be attributed" to them, *id.* at 21.

With those allegations, plaintiffs seek to undo the pleading requirements adopted by the courts and enacted by the PSLRA. Those pleading rules are meant to preclude just what plaintiffs are attempting to do: manufacture scienter by their own assertion, rather than plead facts showing its existence. Though plaintiffs assert that defendants have "admitted" to violating the 1940 Act, nowhere in the documents plaintiffs cite have defendants done anything of the sort. And were it the case that knowledge may be imputed to senior management merely because of

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[11] Indeed, Allied's stock price did not move in any material respect the day plaintiffs filed the Complaint (and then rose the next trading day), notwithstanding that the Complaint alleges that Allied overvalued 15% of its portfolio (rather than just the 0.6% identified by Einhorn). *See* Ex. 2 to Supplemental Davies Declaration. The market can only be fooled so many times.

its involvement in day-to-day affairs of the company, the scienter requirement would be written out of Section 10(b). This is clearly not the case.[12]

B. Motive and Opportunity

Pleading "motive and opportunity" requires that plaintiffs allege "concrete benefits" that the defendants could have anticipated as a consequence of their alleged fraud. *Shields v. Citytrust Bancorp, Inc.*, 25 F.3d 1124, 1130 (2d Cir. 1994). Plaintiffs' Opposition does not explain how their Complaint satisfies that standard.

The Complaint alleges that the individual defendants were motivated by a desire to inflate Allied's stock price, thereby increasing the value of their personal interests in Allied. *See* Cmplt. ¶¶ 79-80 As we explained in our Brief, that motive has been overwhelmingly rejected by the courts of this Circuit where it is unaccompanied by any sales of stock.[13]

Plaintiffs also allege that the defendants were motivated by the desire to maximize the proceeds from Allied's sale of a small number of shares to an institutional investor. To plead motive and opportunity in these circumstances, the plaintiff must show a clear and close tie between the alleged fraud and the transaction in question.[14] In their Opposition, plaintiffs claim that the temporal proximity of the institutional sale and the filing of Allied's first quarter 2002

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[12] *See Novak v. Kasaks*, 216 F.3d 300, 308 (2d Cir. 2000) (Plaintiffs must "specifically allege[] defendants' knowledge of facts or access to information contradicting their public statements."); *Stevelman v. Alias Research, Inc.*, 174 F.3d 79, 84-85 (2d Cir. 1999) ("Allegations of a violation of GAAP provisions or SEC regulations, without corresponding fraudulent intent, are not sufficient to state a securities fraud claim.").

[13] *See, e.g., Shields*, 25 F.3d at 1131; *Portannese v. Donna Karan Int'l, Inc.*, 1998 WL 637547, at *19 (E.D.N.Y. 1998); *In re WRT Energy Sec. Litig.*, 1997 WL 576023, at *13 (S.D.N.Y. 1997).

[14] *See Fant v. Perelman*, 1999 WL 199078, at *12 (S.D.N.Y. 1999); *Geiger v. Solomon-Page Group*, 933 F. Supp. 1180, 1189 (S.D.N.Y. 1996); *Glickman v. Alexander & Alexander Servs.*, 1996 WL 88570, at *12 (S.D.N.Y. 1996).

financial results is evidence that the potential sale motivated Allied's allegedly fraudulent valuations. *See* Opp. at 22. There is, however, no coherent link between the institutional sale and Allied's release of first quarter 2002 financial results shortly thereafter: according to plaintiffs' own allegations Allied had used the same valuation method six months earlier, *see* Cmplt. ¶¶ 26-28, and in any event, using an incorrect method *after* the offering seems pointless if the purported motive was to affect the offering.

In addition—even accepting plaintiffs' theory that the stock price was inflated by 10% (*see* Cmplt. ¶¶ 78-84)—the "inflation" of the offering amounted to only about $3 million dollars. *See* Allied Br. at 21-22. In a company with approximately $2.5 billion in assets, realization of an additional $3 million cannot have been "necessary to realize important corporate goals." *Glickman v. Alexander & Alexander Servs.*, 1996 WL 88570, at *12 (S.D.N.Y. 1996). Thus, plaintiffs have no basis to assert that the defendants could have anticipated any "concrete benefits" from the supposed fraud.

CONCLUSION

For the reasons set forth above and in the Memorandum of Law in Support of our Motion to Dismiss, defendants respectfully request that the Court dismiss plaintiffs' Consolidated Amended Class Action Complaint with prejudice.

Respectfully submitted,

WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000



By: ______________________

Charles E. Davidow (CD-7297)
Christopher Davies (CD-2047)
David J. Aveni

February 21, 2003

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE ALLIED CAPITAL CORPORATION SECURITIES LITIGATION	:	Civil Action No. 02 CV 3812 (GEL)


RECEIVED
FEB 21
U.S.D.C. S.D. N.Y.
CASHIERS

SUPPLEMENTAL DECLARATION OF CHRISTOPHER DAVIES

WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, D.C. 20037
Tel: 202-663-6000
Fax: 202-230-6363

Attorneys for Defendants Allied Capital Corporation, William L. Walton, and Penni F. Roll

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE ALLIED CAPITAL CORPORATION SECURITIES LITIGATION :	Civil Action No. 02 CV 3812 (GEL)

SUPPLEMENTAL DECLARATION OF CHRISTOPHER DAVIES

Christopher Davies declares as follows:

1. My name is Christopher Davies. I am an attorney authorized to practice before this Court. I am associated with the law firm of Wilmer, Cutler & Pickering, attorneys for defendants Allied Capital Corporation ("Allied"), William L. Walton, and Penni F. Roll in this action. I submit this supplemental declaration in support of the defendants' Reply to Plaintiffs' Memorandum of Law in Opposition to Motion to Dismiss. In preparing this Declaration, I have relied on my own knowledge, as well as information publicly available.

2. Attached as Exhibit 1 is a true and correct copy of a White Paper entitled Valuation of Illiquid Securities Held by Business Development Companies, which Allied presented in February 2002.

3. Attached as Exhibit 2 is a chart showing the movement of Allied's common stock price from October 17, 2002 to October 25, 2002. This chart was created from public information published by *Bloomberg*.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on February 20, 2002



Christopher Davies (CD-2047)

Valuation of Illiquid Securities Held by Business Development Companies

A White Paper

By

Joan Sweeney

Chief Operating Officer

Allied Capital Corporation

And

Penni Roll

Chief Financial Officer

Allied Capital Corporation

This White Paper was prepared in February 2002 for a conference of BDCs to discuss the complexities of fair valuation for a BDC portfolio. For information about Allied Capital's specific valuation policies and procedures, please refer to Allied Capital's public disclosure documents, such as the company's most recent Form 10-Q/A dated June 12, 2002.

I. Introduction

Business Development Companies ("BDCs") comprise a little known segment of the larger, and better known population of investment companies, primarily mutual funds. While not broadly known, the number of companies electing to be treated as BDCs continues to grow. There are unique accounting issues facing BDCs and neither the Securities and Exchange Commission ("SEC") nor the FASB have focused on these unique issues. The primary accounting challenge that exists is the development of an investment valuation methodology that adequately addresses a BDC's portfolio of privately negotiated investments in non-public companies. Today, valuation methodologies are developed from interpretations and analogous application from a variety of sources. The result is an industry with potential inconsistencies in valuation methodology.

The purpose of this paper is to analyze valuation methodologies and the application of fair value accounting for purposes of accounting for the investment portfolios of investment companies that have elected to be regulated as BDCs under the Investment Company Act of 1940 (the "1940 Act"). This paper will first briefly summarize the types of illiquid private securities that typically are held in a BDC portfolio. Second, this paper will address the current SEC regulations and interpretive advice for valuing a security at fair value applicable to investment companies, but not specifically applicable to BDCs. Third, this paper will summarize applicable accounting literature on the subject matter. Fourth, this paper will summarize the valuation guidance applicable to Small Business Investment Companies ("SBICs") as set forth by the Small Business Administration ("SBA"), which specifically addresses the SBA's mandated policies for the valuation of private, illiquid securities. Finally, this paper will draw a conclusion as to the most applicable valuation methodologies for BDCs and make a recommendation as to the appropriate methods of accounting for a BDC portfolio at fair value.

II. A BDC's Portfolio Consists of Primarily Illiquid Private Securities

BDCs primarily invest in illiquid securities of private companies. This contrasts sharply with mutual funds, which generally are required to invest at least 85% of their assets in liquid investments. BDCs are required to hold 70% of their assets in illiquid securities of small and medium-sized companies. Section 2(a)(48) of the 1940 Act sets forth the definition of a BDC. In this section, the 1940 Act mandates that a BDC must be operated for the purpose of making investments in securities described in Sections 55 (a)(1)-(3) and also mandates that a BDC make significant managerial assistance available to its portfolio companies. Sections 55 (a)(1)-(3) generally specify that a BDC must invest at least 70% of their assets in securities purchased in transactions not involving any public offering, and may invest only in eligible portfolio companies, largely meaning private companies or small public companies that have no liquid public market for their securities. As a result of these mandates, most BDCs invest in private companies or small illiquid public companies and the type of investment security is generally a debt instrument with equity features or a preferred or common equity security.

For BDCs, completing a single investment generally takes many weeks, and sometimes months, due to an investment process that generally includes a lengthy diligence period, a detailed private negotiation, and a tailored investment structure for each security to meet the requirements of the prospective portfolio company. The structure of each debt security includes terms governing the interest rate, repayment terms, prepayment penalties, financial covenants, operating covenants, and remedies upon an event of default. The structure of each equity security includes terms governing the percentage ownership and dilution parameters, liquidation preferences, voting rights, and put or call rights.

The majority of the investments made by a BDC are subject to restrictions on resale or otherwise have no established trading market. Securities in a BDC's portfolio are generally not traded, but are, in the case of a debt investment, held to maturity and repayment, or in the case of an equity security, held until the entire portfolio company is sold or at least a significant partial sale has taken place. In fact, because a BDC's portfolio is highly illiquid, a BDC may be required to take a significant discount on the sale of a particular debt or equity security, should the BDC have to prematurely liquidate such a security.

III. The Current SEC Regulatory Framework

Investment companies regulated under the 1940 Act are required to account for their investment portfolio at value. Value is defined in Section 2(a)(41) of the 1940 Act is explained using two concepts: (i) for securities for which market quotations are readily available, value is determined to be quoted market value; and (ii) for all other securities and assets (*i.e.*, those without readily available market quotations), value is determined to be "fair value" as determined in good faith by the board of directors of the company.

The SEC issued interpretive guidance on valuation procedures in 1969 and 1970 in two Accounting Series Releases.[1] These releases pertained to open-end and closed-end investment companies and their portfolios of primarily quoted public securities. These releases were not intended to address the unique profile of a BDC and its portfolio directly because BDCs were not even authorized and did not exist until 1980. ASR 113 focuses on the valuation of restricted securities while ASR 118 provides more general guidance. The guidance offered by ASRs 113 and 118 was reiterated with no further elaboration as Guide 28 to Form N-1A. Even after more

[1] Accounting Series Release No. 113, Inv. Co. Act Rel. No. 5847 [1937-1982 Accounting Series Release Transfer Binder], Fed. Sec. L Rep. (CCH) ¶ 72,135 (October 21, 1969) (hereinafter ASR 113). Accounting Series Release No. 118, Inv. Co. Act Rel. No. 6295, [1937-1982 Accounting Series Release Transfer Binder], Fed. Sec. L. Rep. (CCH) ¶ 72,140 (December 23, 1970) (hereinafter ASR 118).

than 30 years, ASR 113 and ASR 118 remain the leading authorities on valuation of securities under the 1940 Act.[2]

A. The Concept of Market Value in ASR 118

ASR 118 generally requires investment companies to use the last quoted sales price of a security as of the time of valuation. When there is no quoted sales information for a given date, ASR 118 allows for the possibility of using bid and asked prices quoted by broker-dealers. ASR 118 also outlines circumstances in which an investment company should consider whether market quotes are actually "readily available" (*e.g.*, when the market for a security is very thin or when broker-dealer quotations appear questionable).

B. The Concept of Fair Value in ASR 118 and 113

Securities for which market quotations are not readily available must be valued in good faith by the investment company's board of directors. The application of this concept is described in ASR 118, with ASR 113 providing more specific guidance related to restricted securities. Fair value is interpreted in ASR 118 to be the amount reasonably expected to be received upon a "current sale" of the security. However, ASR 118 does not contemplate a privately negotiated, highly structured illiquid security held for investment until maturity in its explanation of what a "current sale" means. Instead, it provides guidance on the factors to be considered and methods to be used to value securities for which market quotations are not readily available. ASR 118 recommends utilizing the following methodologies to determine fair value:

1. a multiple of earnings;
2. a discount from market of a similar freely traded security;

[2] In a publicly released letter, Douglas Scheidt, Associate Director and Chief Counsel of the SEC's Division of Investment Management, indicated that ASRs 113 and 118 "continue to represent the views of the Commission." See *Letter to Craig S. Tyle*, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (December 8, 1999).

3. yield to maturity with respect to debt issues; or
4. a combination of the above as well as other methods.

In determining which methods to apply, ASR 118 suggests taking into account the following factors, to the extent applicable:

1. the fundamental analytical data relating to the investment;
2. the nature and duration of restrictions on disposition of the securities; and
3. an evaluation of the forces which influence the market in which these securities are purchased and sold.

More specific factors outlined in ASR 118 include the type of security involved, financial statements, cost at date of purchase, size of holding, analyst reports, transactional information or offers and public trading in similar securities of the issuer or comparable companies. ASR 118 acknowledges that there is no single standard for determining "fair value...in good faith."

Although ASRs 113 and 118 do not contemplate BDCs and their unique portfolios, in keeping with the SEC's guidance in ASRs 113 and 118, in practice BDCs typically establish valuation policies adopted by their boards of directors. However, the application of "fair value" by a BDC for its illiquid portfolio is often difficult to align with the specific requirements of ASRs 113 and 118. For instance, the concept of "current sale" for purposes of determining fair value in ASR 118 is difficult, if not impossible, to apply in the case of a BDC's portfolio. As noted in Section II above, there is no market for the illiquid investments of a BDC, and a BDC does not enter into its investments with the goal of trading such securities; instead, the BDC typically enters into an investment with the intention to nurture the investment over a long period of time (five to ten years) with a sale of the portfolio company as its preferable exit. Over the expected investment period, it is natural for a BDC to expect temporary increases and decreases in perceived investment value, however, these temporary anomalies have little to do with the expected investment return.

The concept of "current sale" in ASR 118 is particularly troubling if applied to a BDC's illiquid portfolio, because if such a portfolio were subject to a current sale test, the portfolio would need to carry a significant discount from the face value of its underlying securities. In the private capital markets, investors typically do not sell investments until they have reached their optimum value, and premature sales usually arise from some underlying difficulty of the investor. As a result, premature sales generally suffer a great penalty in terms of a discount imposed. The discount also often reflects the amount of effort that needs to be expended by a prospective purchaser of the investment. The SEC has recently confirmed, with little further guidance, that in fact fair value is *not* intended to be a "fire sale" price.[3] In In Re Parnassus Investments, an administrative law judge found that the fund had violated the requirement that the fund's board of directors fair value restricted securities in good faith. Respondent had argued that the "current sale" requirement was tantamount to a "fire sale." The judge responded that "[r]espondents are correct in that fire sale pricing was never the intention of the Commission." Furthermore, in a letter to Chief Financial Officers issued by the SEC staff in 2001, the staff stated that it was not appropriate to discount or mark up a readily available market price for an unrestricted security solely because an investment company holds a large quantity of the outstanding shares of an issuer or hold an amount that is a significant portion of the security's average daily trading volume.[4] This position supports the SEC's staff position that a security should not be valued at a "fire sale" price. It takes into account the fact that the investment

[3] *See* In Re Parnassus Investments, Initial Dec. No. 131 (September 3, 1998).
[4] *See* Letter from John S. Capone, Chief Accountant, Securities and Exchange Commission, to Chief Financial Officers (Feb. 14, 2001) *available at* http://www.sec.gov/divisions/investment/im021401.htm.

company would likely sell the securities in an orderly disposition over a reasonable period of time.

Another concept in ASR 118 that is difficult to apply in the case of a BDC is the concept of using a "similar freely traded security" as a comparable measure of value for an investment in a private illiquid security. Typically, companies with freely traded securities are larger, more liquid, have greater business opportunities, and have greater access to capital, which therefore make them significantly different in terms of their relative value as compared to a smaller private company.

Yet another concept in ASR 118 that is impracticable for BDCs is the notion that yield to maturity should be considered in determining the fair value of a debt security. Clearly, since the BDC plans to hold a debt security until its repayment, fluctuations in interest rates in the capital markets are not relevant to the value of the principal amount of the note that will ultimately be collected. If the BDC were to change the value of debt securities solely because of market interest rate fluctuations, it could erroneously record appreciation or depreciation that has no chance of ever being realized when the debt security is repaid. As a result, application of this concept would mislead investors. Since BDCs investments are illiquid, it is virtually impossible to determine whether fluctuations in the highly liquid public debt markets have a relationship to the BDC investment. For a BDC to determine the impact of interest rate changes on yield, it would need to 1) find a potential buyer, 2) permit the buyer to perform due diligence on the investee company, and 3) negotiate a fair sales price.

IV. Applicable Accounting Guidance for Fair Value Accounting

The American Institute of Certified Public Accountants ("AICPA") sets forth valuation and accounting guidance for investment companies regulated under the 1940 Act in the AICPA Audit and Accounting Guide Audits of Investment Companies ("the Guide"). The Guide focuses primarily on open-end and closed-end investment companies. With respect to investment companies, the Guide acknowledges the guidance set forth in ASRs 113 and 118, but goes on to give further definition to the concepts of fair value and current sale. Section 2.28 of the Guide defines fair value as "the amount at which the investment could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale." The Guide continues in Section 2.35 to state that current transaction means "realization in an orderly disposition over a reasonable period."

Accounting guidance specific to BDCs is mentioned in an appendix to the Guide, which addresses Venture Capital and Small Business Investment Companies. In Appendix A, the Guide states:

> Venture Capital Investment Companies, including most SBICs and **business development companies** differ in operating method from other types of investment companies. The usual open-end or closed-end company is a passive investor, whereas the venture capital investment company is more actively involved with its investees. In addition to providing funds, whether in the form of loans or equity, the venture capital investment company often provides technical and management assistant to its investees as needed and requested.
>
> The portfolio of a venture capital investment company may be illiquid by the very nature of the investments, which are usually securities with no public market. Often, gains on those investments are realized over a relatively long holding period. The nature of the investments, therefore, requires valuation procedures that differ markedly from those used by the typical investment company with which this Guide primarily deals.

Clearly, the Guide contemplates that BDCs should have a different valuation methodology for their portfolios than those methodologies employed by investment companies that make passive investments in more liquid securities.

V. Valuation Guidance Applicable to Small Business Investment Companies ("SBICs")

Arguably the most appropriate authoritative source to draw from for purposes of establishing a methodology for fair value accounting for a BDC portfolio is the SBA's valuation policies required for SBICs. The SBA has been regulating the activity of SBICs since the late 1950s and has developed over many years valuation guidelines that specifically address the unique characteristics of an illiquid portfolio of privately negotiated securities. The SBA has adopted valuation guidelines for SBICs to use in valuing their portfolio investments (the "SBA Policy").[5] All SBICs are required to adopt this policy substantially in the form provided by the SBA. Because SBICs also invest in illiquid securities of private companies, the SBA policy provides appropriate guidance for the valuation of BDC portfolios.

The SBA Policy follows the 1940 Act model by dividing securities into two categories:

1. Marketable Securities. Securities for which market quotations are readily available and the market are not "thin." Marketable Securities are required by the SBA to be valued at (i) the average of the bid price at the close for the valuation day and the preceding two days for over-the-counter stocks or (ii) the average of the closing price for the valuation date and the preceding two days for listed securities. Marketable Securities do *not* include securities which are subject to resale restrictions.

2. Other Securities. All securities that are not Marketable Securities are Other Securities. Other Securities are valued at Asset Value, which is defined as the amount that the board of directors has established as a current value in accordance with their valuation policy.

Most securities held by SBICs are Other Securities requiring a value to be determined by the board of directors of the SBIC. The SBA Policy describes a proper valuation as being based "upon all of the relevant facts, with common sense and informed judgment influencing the process of weighing those facts and determining their significance in the aggregate," resulting in a "careful, conservative, yet realistic approach."

The SBA Policy also sets forth general considerations that SBICs should take into account not only when valuing their portfolio but also when investments are made. Negotiating

[5] SBA Valuation Guidelines for SBICs, *available at* http://www.sba.gov/INV/valuate.html.

the terms of the investment is akin to determining the initial valuation because cost is the initial asset value until there is a basis to increase or decrease the value. Unrealized appreciation and unrealized depreciation should only be recognized when there is a sustained economic basis for doing so. Temporary fluctuations, including change in interest rates, are not a basis for adjusting the valuation of an investment.

Specific considerations regarding debt and equity securities of private companies include, among other things:

For debt securities

- Loans shall be valued in an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. The valuation of loans should reflect the portfolio company's current and projected financial condition and operating results, its payment history and its ability to generate sufficient cash flow to make payments when due.

- When a valuation for an interest-bearing security relies more heavily on asset versus earnings approaches, additional criteria should include the seniority of the debt, the nature of any pledged collateral, the extent to which the security interest is perfected, the net liquidation value of tangible business assets and the personal integrity and overall financial standing of the owners of the business.

- Appropriate unrealized depreciation on loans should be recognized when collection is doubtful.

- The carrying value of interest-bearing securities shall not be adjusted for changes in interest rates.

- The valuation of convertible debt may be adjusted to reflect the value of the underlying equity security net of the conversion price.

For equity securities

- Investment cost is presumed to represent value except where indicated in the SBA Policy, and valuation should be reduced if there has been a significant deterioration in a company's performance and potential.

- Prospective equity financings of a company should only be a basis for recognizing unrealized depreciation and not unrealized appreciation.

- Subsequent significant equity financings should only be a basis for adjustments in valuations if the investor is sophisticated and unrelated.

- A company that has been self-financing and has had positive cash flow from operations for at least the past two years may be considered for an increase in its value based on a conservative measure regarding P/E ratios or cash flow multiples.

The SBA Policy for private securities is very detailed and considers the unique art of private investment. The SBA Policy, however, should be examined with respect to the requirement for a portfolio company to have positive cash flow in order to record appreciation on an equity security since today, private investors frequently place high valuations on companies that have yet to achieve positive cash flow, because of an individual company's unique technologies or operations. It is also not uncommon for investors to direct their portfolio companies to use their internally generated cash for future growth, thereby increasing investment value.

The SBA Policy also provides additional specific considerations regarding equity securities of public companies as follows:

> The valuation of public securities that are restricted should be discounted appropriately until the securities may be freely traded. Such discounts typically range from 10% to 40%, but the discounts can be more or less, depending upon the resale restrictions under securities laws or contractual agreements.

In general, the SBA Policy is far more applicable to the portfolio of a BDC than the valuation guidance set forth by the SEC in the ASRs. The SBA Policy considers the fact that privately negotiated securities increase in value over a long period of time, that the investor does not intend to trade the securities, and that no ready market exists. The SBA Policy states, "[t]his Valuation Policy is intended to provide a consistent, conservative basis for establishing the Asset

Value of the portfolio. The Policy presumes that Loans and Investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business."

VI. BDCs and Fair Value Accounting

The SEC has indicated in recent months that it is seeking to have issuers provide greater transparency in their disclosures to stockholders, particularly in their financial disclosure.[6] Accounting and reporting for a BDC is obviously difficult because of the requirement to value the investment portfolio at fair value and record resulting unrealized depreciation or appreciation as appropriate. In accounting for its investment portfolio, a BDC needs to clearly communicate to its stockholders the expectation of a future realized gain or loss from a single asset. Unrealized depreciation for a BDC should be analogous to bad debt expense for a bank and should generally indicate that an asset has been impaired and full collection of a loan or realization of an equity security is doubtful. Conversely, unrealized appreciation should be a clear indication that the underlying portfolio company has appreciated in value and that the BDC's security has, as a result, also appreciated in value. Temporary changes in the capital markets with respect to interest rate movements or public equity market swings have little to do with whether or not a BDC's investment has been impaired, which may result in a loss, or whether a portfolio company has performed such that it has increased in value, which may result in a gain. In fact, from a private investor's prospective, the public markets often have little relevance as to the value of a private company.

It is appropriate for a BDC to include unrealized appreciation and unrealized depreciation as well as realized gains and losses in its net income, but a BDC must be careful to apply fair value accounting so that investors know that unrealized depreciation means a loss has most likely

---

[6] *See, e.g.,* Cautionary Advice Regarding Disclosure About Critical Accounting Policies, SEC Rel. Nos. 33-8040, 34-45149, FR-60 (December 12, 2001) (pointing out that investors are demanding "full transparency of accounting policies and their effects").

been incurred and unrealized appreciation means that a gain is probable. To record the impact of temporary changes in interest rates or temporary movements of the public equity markets on securities that will never be liquidated in a manner in which such market forces would be relevant would only obfuscate the transparency of a BDC's net income. The investor would never know when unrealized depreciation signaled a potential loss, instead of some temporary market decline, and the investor would never know if a gain is probable, or whether the public equity markets were temporarily irrationally exuberant.

In view of the foregoing, the SBA Policy, with minor modifications, appears to provide the best overall guidance for valuation at fair value for the portfolio of a BDC. The SBA Policy recognizes that SBICs invest in small, private companies in order to achieve long-term capital appreciation. BDCs invest with the same goal. ASRs 113 and 118 provide relevant context for determining fair value when a security is held for trading and has access to some type of trading market albeit an illiquid one. The ASRs, however, are not as easily applied to the unique characteristics of a BDC portfolio, primarily because the securities in which a BDC invests cannot be put to the test of current sale for purposes of valuation. The AICPA Guide is helpful in that it acknowledges that a BDC's valuation methodology must differ from that of a typical investment company, but it does not provide much detailed advice as to how to determine fair value when valuing a BDC portfolio.

BDCs, therefore, should adopt investment valuation policies that encompass the guidance provided by the SBA, taking into account that all private illiquid securities may have unique characteristics that impact value. This method would provide a more accurate valuation, so that stockholders would have a clearer understanding of the portfolio's performance. The SBA Policy is consistent with SEC goals of providing stockholders with current, accurate and complete information about issuers and their investments. BDCs need a valuation method that acknowledges the illiquid nature of their investments and allows the valuations to take into account permanent changes in the value of the company underlying the security.

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Allied Capital - Closing Prices (10/17/02 - 10/25/02)



Plaintiffs' Complaint filed
Source: Bloomberg
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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE ALLIED CAPITAL CORPORATION SECURITIES LITIGATION	:	Civil Action No. 02 CV 3812 (GEL)
	:	**AFFIDAVIT OF SERVICE**

STATE OF NEW YORK)
:ss.:
COUNTY OF NEW YORK)

Casey B. McGovern, being duly sworn, deposes and says:

1. I am over 18 years of age and am employed by Wilmer, Cutler & Pickering and am not a party to this action.

2. On February 21, 2003, I caused a true and correct copy of the attached **Supplemental Declaration of Christopher Davies** to be served on the following parties by FedEx, next business day delivery:

Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017

Steven G. Shulman
MILBERG WEISS BERSHAD HYNES & LERACH, LLP
One Pennsylvania Plaza, 49th Floor
New York, NY 10119

S. Gene Cauley
J. Allen Carney
CAULEY GELLER BOWMAN & COATES, LLP
11311 Arcade Drive Suite 200
P.O. Box 25438
Little Rock, Arkansas 72221

Charles J. Piven
LAW OFFICES OF CHARLES J. PIVEN, P.C.
The World Trade Center - Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Andrew Barroway
Michael K. Yarnoff
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Deborah R. Gross
LAW OFFICES OF BERNARD M. GROSS, P.C.
1515 Locust Street, Second Floor
Philadelphia, PA 19102

Steven J. Meiner
MAYER, BROWN, ROWE & MAW
1675 Broadway
New York, NY 10019-5820

Christopher Lovell
LOVELL STEWART HALEBIAN LLP
500 Fifth Avenue
New York, NY 10110

Ira M. Press
KIRBY MCINERNEY & SQUIRE, LLP
830 Third Avenue, 10th Floor
New York, NY 10022

Lionel Z. Glancy
GLANCY & BINKOW, LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067

Sherrie R. Savett
BERGER & MONTAGUE, P.C.
1622 Locust Street
Philadelphia, PA 19103

Arnold Levin
LEVIN, FISHBEIN, SEDRAN & BERMAN
510 Walnut Street, Suite 500
Philadelphia, PA 19106



Casey B. McGovern

Sworn to before me this
21st day of February 2003



Notary Public

ANDREA P. JAMES
Notary Public, State of New York
No. 03-4816071
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires July 31, 200